Shilling, Monica J.

To:	ganleyj@sec.gov
Subject:	RE: Ares Capital Corporation - Amendment # 1 to Registration Statement on Form N-2

Hi John,

As we discussed yesterday, attached to this email is a copy of the Amendment # 1 to the shelf registration statement on Form N-2 filed by Ares Capital Corporation (ARCC) with the SEC on July 19, 2011, marked to show changes from ARCC's June 3, 2011 filing of the shelf registration statement. As in the past, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document. Thanks!

Monica J. Shilling
Partner

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